FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	April	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated April 11, 2005 (“Orange Switzerland Launches BlackBerry 7290 In Switzerland ")	Page No 3

Document 1

April 11, 2005

FOR IMMEDIATE RELEASE

Orange Switzerland Launches BlackBerry 7290 in Switzerland

Lausanne, Switzerland and Waterloo, ON — Orange Switzerland and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) have introduced the new BlackBerry® 7290™ and BlackBerry Enterprise Server™ v4.0 to Orange Switzerland’s corporate customers.

“Offering secure wireless access to company email, Internet, intranet, messaging and organizer applications, the BlackBerry 7290 is an ideal device for people who want to work productively and efficiently while on the move,” said Roland Stettler, Vice President Business Channels of Orange Switzerland. “The introduction of this brand new BlackBerry offer does not only complete our mobile enterprise solution portfolio, it allows us also to increase the competition in the business market by offering a powerful mobile device with a leading, highly trusted and state-of-the-art wireless platform, especially to the financial service segment.”

The BlackBerry 7290 is a quad band mobile handset (850, 900, 1800 and 1900 MHz), which integrates email, phone, organizer as well as Internet browser and text messaging functions. The easy-to-use keyboard and simplified navigation enable easy and intuitive handling. The 240 x 160 pixel screen supports over 65,000 colours and Bluetooth® support makes it possible to use a wireless headset or car kit for hands-free calls. Measuring 4.5 x 2.9 x 0.9 inches (LxWxD) and weighing just 4.9 oz, the all-in-one device offers a compact and comfortable design. The battery provides up to 4 hours of talk time and 9 days of standby time.

In addition to “push” technology for personal communications and information (email, calendar and contact entries, memo, task lists), BlackBerry Enterprise Server v4.0 also enables email filter settings and out-of-office messages to be controlled via the BlackBerry 7290. Together with its enhanced email attachments capability (e.g. now includes support for JPG, GIF, BMP, PNG and TIFF images), BlackBerry Enterprise Server v4.0 also supports simplified application development capabilities, advanced security standards (including support for AES and Triple DES), and enables integration with enterprise applications (e.g. ERP, CRM) as a standards-based wireless platform.

“The popularity of BlackBerry continues to grow around the world as customers realize its productivity and communications benefits,” said Mark Guibert, Vice President, Corporate Marketing. “We are very pleased to work together to offer BlackBerry to Orange Switzerland’s corporate customers.”

Companies interested in the BlackBerry solution from Orange Switzerland can send their queries or get individual advice and offers from the business customer support team by email: business@orange.ch or by phone: 0800 700 600.

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You can find more information on the BlackBerry solution from Orange and other Orange offers on the Internet: www.orange.ch/business

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Orange Communications SA
World Trade Center
Av. de Gratta-Paille 2
Case postale 455
CH-1000 Lausanne 30 Grey

Therese Wenger, Director Media & PR
Orange +41 78 787 10 16
tel +41 21 216 10 16
fax +41 21 216 10 15
email therese.wenger@orange.ch
website www.orange.ch

Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Hotwire PR for RIM
+44 (0) 2076 084 634

Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	April l1, 2005	By:	/s/ Dennis Kavelman (Signature)
Dennis Kavelman
Chief Financial Officer